October 3, 2017

Writer’s Direct Number:
+52 55 5261 6413
Writer’s Email Address:
fernando.suarez@volaris.com

BY EDGAR
Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Fax: (202) 772-9202

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2016
Filed April 27, 2017
Form 6-K furnished to the SEC on July 21, 2017
File No. 001-36059
Dear Ms. Raminpour:
Controladora Vuela Compañía de Aviación, S.A.B. de C.V., (the “Company” or “we”) has received a comment letter dated September 17, 2017 concerning the above-referenced filing on Form 20-F (the “2016 20-F”) and Form 6-K (the “July 2017 Form 6-K”) from the Staff of the Securities and Exchange Commission (the “Staff”). I am writing to respond on behalf of the Company to the comments of the Staff and indicate changes that will be made in future filings. All page numbers below refer to the 2016 20-F and the July 2017 Form 6-K, as applicable.
Form 20-F for the year ended December 31, 2016
Selected Consolidated Financial Information and Operating Data, page 3
Comment No. 1: We note that in the GAAP to non-GAAP reconciliation on the top of page 4, you exclude rent expense from EBITDAR. Unless you can explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business, please revise to eliminate this presentation from your Form 20-F and press releases filed on Form 6-K. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Our comment also applies to your earnings release furnished on Form 6-K on July 21, 2017.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com

Response to Comment No. 1: The Company supplementally advises the Staff that the Company’s consolidated financial statements are prepared in accordance with International Financing Reporting Standards (“IFRS”). However, the Company has additionally provided financial information in the 2016 20-F and July 2017 Form 6-K that is not prepared in accordance with IFRS and should not be considered as an alternative to the information prepared in accordance with IFRS. This financial information, which has not been prepared in accordance with IFRS, has been denominated non-GAAP measures (Non Generally Accepted Accounting Principles) or non-IFRS information. The Company provides this supplemental non-IFRS financial information because it is information the Company’s management utilizes to evaluate its ongoing financial performance and the Company believes it provides additional insight to investors.
The Company acknowledges the Staff’s comment and respectfully requests the Staff to reconsider the application of Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to the Company. In particular, the Company believes that in view of the prominence of net income and other GAAP measures in the 2016 20-F and the July 2017 Form 6-K, the disclosure of Adjusted EBITDAR should not be viewed as misleading because, when properly labeled and explained, Adjusted EBITDAR is intended to provide investors and analysts with what the Company believes is an additional metric traditionally used on a long standing basis by aviation analysts, the Company and other international airlines.
The Company believes that the prevalence and significance of Adjusted EBITDAR as a metric for evaluating airlines is further supported by the fact that industry analysts generally apply a multiple to Adjusted EBITDAR when calculating enterprise value (“EV”), as opposed to the traditional discounted cash flow methodology used in other industries. This multiple when applied to the rent component of Adjusted EBITDAR acts as a means of capitalizing rental payments, in effect removing the difference between using operating and finance leases and allowing investors to use Adjusted EBITDAR as a proxy for operating results.  In essence, this capitalization simulates the financing that would otherwise have to be on the balance sheet if the aircraft on operating lease had actually been purchased outright or acquired through a finance lease.
Further, the Company believes Adjusted EBITDAR is useful in evaluating its operating costs  compared to its competitors because this calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com

Finally, the Company advises the Staff that it presents Adjusted EBITDAR solely as a valuation metric. As noted in the Company’s filings with the Securities and Exchange Commission (the “SEC”), Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes described in this paragraph.  The Company further advises the Staff that in its future filings, the Company will (i) emphasize that Adjusted EBITDAR is a valuation metric and should not be viewed as an overall performance indicator and (ii) continue to include the limitation of its use for investors as it has been already disclosed in the 2016 20-F.

          The Company would also like to highlight to the Staff that the July 2017 Form 6-K was only furnished and not filed with the SEC. Based on the Staff’s updated Compliance and Disclosure Interpretations issued on May 17, 2016, we understand the Staff’s guidance on Non-GAAP measures only applies to form 6-K’s that are filed with the SEC.

Comment No. 2: We note your presentation of the non-GAAP measure Adjusted EBITDAR as a performance measure which eliminates aircraft rent, a normal, recurring, cash operating expense necessary to operate your business. We believe that eliminating those amounts as an adjustment in presenting a non-GAAP performance measure is prohibited by Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please remove the presentation of this measure. Our comment also applies to your earnings release furnished on Form 6-K on July 21, 2017.
Response to Comment No. 2: Please see our response to Comment No. 1.
Statements of Cash Flows, page F-8
Comment No. 3: We note the line item titled pre-delivery payments reimbursements in the investing activities section of the cash flow statement. Please explain to us the nature of this cash received and revise future filings in this regard.
Response to Comment No. 3: The Company supplementally advises the Staff that as disclosed in Note 12 to our audited consolidated financial statements as of and for the year ended December 31, 2016, the Company entered into purchase agreements with Airbus, International Aero Engines AG (“IAE”) and Pratt & Whitney (P&W) for the purchase of aircraft and engines, respectively. Under such agreements and prior to the delivery of each aircraft and engine, the Company agreed to make pre-delivery payments, which are calculated based on the reference price of each aircraft and engine, and following a formula established for such purpose in the agreements.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com

The pre-delivery payments are recorded as part of the rotable spare parts, furniture and equipment because they represent prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft and engine, in accordance with IAS 16 “Property, Plant and Equipment.”  At the time the aircraft or engine is completely manufactured and once the total price of the aircraft or engine is paid by the lessor, as part of the sale and leaseback transaction, the manufacturer makes a reimbursement of any excess payment, including the pre-delivery payments to the Company.

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery by the manufacturer to us and the lessor agrees to lease such aircraft or engine back to the Company. As a result of the foregoing, the pre-delivery payments of aircraft acquisitions are recorded as part of the rotable spare parts, furniture and equipment prior to the sale of the related aircraft or engine.

The outflows related to these pre-delivery payments are recorded as investing activities in the Company’s Statement of Cash Flows and therefore, the net proceeds from the sale of the aircraft including reimbursements of the pre-delivery payments are also recorded as investing cash inflows.

The Company will include this expanded explanation in its future filings.

Note 24. Operating Segments, page F-75
Comment No. 4: Please tell us if any revenues attributed to individual foreign countries are material, and revise your disclosure accordingly. Refer to paragraph 33 of IFRS 8.
Response to Comment No. 4: The Company advises the Staff that the accompanying notes of the financial statements discloses segment information in accordance with paragraph 33 of IFRS 8, which states that material revenues attributed to individual foreign countries shall be disclosed separately.
As set forth in Note 1 to the Company´s audited consolidated financial statements included in the 2016 Form 20-F, the Company would also like to highlight to the Staff that “the Company is managed as a single business unit that provides air transportation and related services, accordingly it has only one operating segment. The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).”  Further, the Company believes that its Central America revenues are immaterial because those revenues represent less than 3.0% and 1.0% of its international revenues and total revenues, respectively.
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Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +52 55 5261 6413 or our counsel, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Fernando Suárez
Name:	Fernando Suárez
Title:	Chief Financial Officer

cc: Antonia E. Stolper – Shearman & Sterling LLP

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com